UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SAMSONITE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, Esq.

Kirkland & Ellis International

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

Telephone Number: +44 (0)20 7816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604V105

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Person (entities only). Bain Capital (Europe) LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,945,189 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,189 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 30 percent

14.	Type of Reporting Person (See Instructions) OO

(1)                                  5,945,189 shares of Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Person pursuant to the Voting Agreement described in Item 4 below and the irrevocable proxy contained therein.

Item 1.	SECURITY AND ISSUER

                                                                   This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	IDENTITY AND BACKGROUND

                                                                   This Statement is filed by Bain Capital (Europe) LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Person”).  The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.) (the “Act”), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing. The current principal business address of the Reporting Person is c/o Bain Capital, Ltd., Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom.

                                                                   Bain Capital, Ltd., a private limited company organized under the laws of England and Wales, is the sole “manager” (as that term is used in the Act) of the Reporting Person, with the title of “Managing Member.”  Bain Capital, Ltd. is principally engaged in the business of providing investment advisory services to affiliated companies.  Its principal place of business is at Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom.

                                                                   During the last five years, none of the Reporting Person, Bain Capital, Ltd. nor, to the knowledge of the Reporting Person, any of the persons listed on Schedules A and B to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
See the information set forth under Item 4 below.

Item 4.	PURPOSE OF TRANSACTION

                                                                   On May 1, 2003, the Reporting Person, ACOF Management, L.P. and Ontario Teachers Pension Plan Board (the “Investor Group”) entered into a Recapitalization Agreement (the “Recapitalization Agreement”) regarding a recapitalization of the Issuer (the “Recapitalization”). As part of the Recapitalization (i) the Investor Group will purchase $106 million of a new series of the Issuer’s convertible preferred stock and (ii) the Issuer will exchange its 13 7/8% Senior Redeemable Exchangeable Preferred Stock for (assuming the full amount of new preferred stock is elected to be received) a combination of 54,000 shares of new preferred stock (with an aggregate liquidation preference of $54 million), approximately 205 million shares of Common Stock of the Issuer and warrants to purchase approximately 15.5 million shares of Common Stock of the Issuer at an exercise price of $0.75 per share.

                                                                   The closing of the Recapitalization is subject to numerous conditions, including the approval of the holders of a majority of each of the Issuer’s outstanding Common Stock and existing preferred stock, governmental and other third-party approvals, a maximum net debt level, replacing the Issuer’s existing senior credit facility with a new $60 million revolving credit facility and the absence of a material adverse change.

                                                                   In connection with the entering into the Recapitalization Agreement, on May 1, 2003, the Investor Group and ARTEMIS AMERICA PARTNERSHIP (“Artemis”), the Issuer’s largest shareholder, entered into a voting agreement (the “Voting Agreement”). A copy of the Voting Agreement is attached as Exhibit 1.1 to this Statement and is incorporated herein by reference. No party received consideration in connection with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement, Artemis, among other things, agreed to vote its 5,945,189 shares of Common Stock of the Issuer (the “Artemis Shares”) in favor of amending the Issuer’s certificate of incorporation in order to effect the Recapitalization and do all other things necessary or desirable to otherwise approve, permit and facilitate the Recapitalization.

                                                                   Melissa Wong, in her capacity as an employee of the Reporting Person, and Eric Beckman, in his capacity as an officer of ACOF Management, L.P., each were appointed as Artemis’ irrevocable proxy for the limited purposes set forth above and in the Voting Agreement at any meeting of the Issuer or by consent in lieu of any such meeting or otherwise.  The proxy terminates at the earlier of (i) the date on which all of the transactions contemplated by the Recapitalization shall have been consummated and (ii) the termination by Artemis of its obligations under the Voting Agreement by giving written notice thereof to the other parties at any time after the earlier of (A) September 30, 2003, or (B) the date of termination of the Recapitalization Agreement.

                                                                   Artemis is free to sell or otherwise dispose of the Artemis Shares so long as the purchaser or transferee agrees to be governed by the Voting Agreement with respect to the limited issues covered thereby.

                                                                   The Recapitalization, if it were to occur, could relate to or result in one or more of the matters set forth in Sections (a) through (j) of Item 4 to Schedule 13D, including Sections (a), (d), (e) and (g).

There can be no assurance that the Recapitalization will occur.

The foregoing is qualified in its entirety by reference to the Form 8-K of the Issuer filed on May 1, 2003, and the exhibits attached thereto, including the Recapitalization Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) - (b)

By reason of the Voting Agreement described in Item 4 above and the irrevocable proxy contained therein, the Reporting Person may be deemed to beneficially own 5,945,189 shares of Common Stock of the Issuer, or approximately 30% of the Issuer’s outstanding Common Stock. The Reporting Person expressly disclaims that it has become a member of a “group” as a result of the Voting Agreement described in Item 4 above.

(c)	Except as set forth in Item 4 above, within the last 60 days there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) - (e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Item 4 above hereby is incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.1	Voting Agreement, dated as of May 1, 2003, by and among ACOF Management, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 9th day of May, 2003

BAIN CAPITAL (EUROPE) LLC

	By:	/s/ MELISSA WONG
		Name:	Melissa Wong
		Title:	Vice President

SCHEDULE A

OFFICERS OF THE REPORTING PERSON

Name	Title

Robert C. Gay (1), (2)	President

Ferdinando Grimaldi (1), (3)	Vice President

Melissa Wong (1), (2)	Vice President

Michael Colato (1), (4)	Secretary

(1)                                  The current principal business address of each officer of the Reporting Person is c/o Bain Capital, Ltd., Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom.

(2)                                  Robert C. Gay and Melissa Wong are citizens of the United States of America.

(3)                                  Ferdinando Grimaldi is a citizen of Italy.

(4)                                  Michael Colato is a citizen of the United Kingdom.

SCHEDULE B

DIRECTORS OF BAIN CAPITAL, LTD.

Name	Title

Dwight M. Poler (1), (2)	Director

Robert C. Gay (1), (2), (3)	Director

Gregory M. Benson (1), (2)	Director

(1)                                  The current principal business address of each director of Bain Capital, Ltd. is Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom.

(2)                                  Each of Dwight M. Poler, Robert C. Gay and Gregory M. Benson is a citizen of the United States of America.

(3)                                   Robert C. Gay also serves as the Company Secretary of Bain Capital, Ltd.